2100 LaSalle Plaza 800 LaSalle Avenue Minneapolis, Minnesota 55402

August 11, 2010	612.492.8800 fax: 612.492.8899 wats: 866.655.3431 www.feltl.com

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Attn: Ruairi Regan

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Electromed, Inc. Registration Statement on Form S-1 (File No. 333-166470)

Ladies and Gentlemen:

As underwriter of the offering by Electromed, Inc. (the “Company”) of up to 2,300,000 shares of its common stock (which includes an over-allotment option of up to 300,000 shares of Company common stock), and in accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness as of 4:30 p.m. Central Daylight Time on August 12, 2010, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that through the date of this letter, we have effected the following distribution of the Company’s Preliminary Prospectus, dated July 6, 2010:

Underwriters	0
Dealers	138
Institutions	40
Individuals	773
Others	0
Total	951

We have advised the underwriters and dealers of the above issue that they must comply with the provisions of SEC Release No. 33-4968 of the Act and Rule 15c2-8 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We wish to advise you that copies of the preliminary prospectus have been made available in sufficient time for distribution to all prospective purchasers no less than 48 hours prior to the time it is expected confirmations will be mailed. The undersigned has complied and will comply, and each underwriter and dealer has advised the undersigned that it has complied and will comply, with SEC Release No. 33-4968 and Rule 15c2-8 under the Exchange Act.

Sincerely,

MEMBER FINRA-SIPC